Exhibit 12.1
Wintrust Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
The following table presents the calculation of the ratio of earnings to fixed charges for the nine months ended September 30, 2008 and the last five fiscal years.
(dollars in thousands)

		Nine
		Months Ended
		September 30,		Years ended December 31,
		2008		2007		2006		2005		2004		2003

Income before income taxes	A	$27,914		$83,824		$104,241		$104,950		$80,887		$59,344

Interest expense:
Interest on deposits		$168,697		$294,914		$265,729		$156,252		$83,135		$67,963

Interest on other borrowings	C	38,386		55,093		43,330		34,025		20,787		15,536

Total interest expense	B	$207,083		$350,007		$309,059		$190,277		$103,922		$83,499

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	1.13	x	1.24	x	1.34	x	1.55	x	1.78	x	1.71	x
Excluding deposit interest	(A+C) / C	1.73	x	2.52	x	3.41	x	4.08	x	4.89	x	4.82	x